Van Kampen Pennsylvania Value Municipal Income Trust (VPV)


Item 77.C.     Matters Submitted to a Vote of Security Holders

      At a Special Meeting of Shareholders held on November 22, 2005, the shareholders of Van Kampen Advantage Pennsylvania Municipal Income Trust, Van Kampen Pennsylvania Quality Municipal Trust and Van Kampen Trust for Investment Grade Pennsylvania Municipals (each a "Target Fund") approved an Agreement and Plan of Reorganization, dated February 3, 2005, between each Target Fund and Van Kampen Pennsylvania Value Municipal Income Trust (the "Acquiring Fund"), the termination of the registration of each Target Fund under the Investment Company Act of 1940, as amended, and the dissolution of each Target Fund under applicable state law. As contemplated by each Agreement and Plan of Reorganization, the shareholders of the Acquiring Fund approved the issuance of additional common shares.

Common shares:

For:      2,228,854
Against:  156,968
Abstain:  95,657